Exhibit 99.1

PROPOSED REVISION OF THE ECOPETROL S.A. BYLAWS

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it is critical that all its shareholders have clear and complete information about the operations of the company, its affiliates and subsidiaries. For that reason, following is a summary of the principal proposed revisions of the corporate bylaws, with a view to consolidating Ecopetrol as a modern company, managed in accordance with best corporate governance practices.

For greater clarity to all our shareholders, we have classified the proposed revisions into five major groups, as presented below:

1.	Revisions that address best corporate governance practices, by extending protections and guarantees to minority shareholders. Regarding this point, it is important to note that last February 16, 2018, the Ministry of Finance and Public Credit renewed the Declaration of the Nation, on behalf of the Federal Government as majority shareholder of Ecopetrol.
2.	Revisions that eliminate dispositions that had lost relevance or that referred to procedures or statements already provided for under current Colombian law.
3.	Revisions that look for greater efficiency in Ecopetrol’s operations and its interactions with its affiliates and subsidiaries. Amendments are introduced that address the company’s legal mandate and its lead role in a highly competitive market. The activities contributing to its corporate purpose are also consolidated.
4.	Revisions that reassign some of the duties of various corporate entities in accordance with their nature, and that amend the terms of office of the Board of Directors and the Tax Auditor, consistent with best corporate government practices.
5.	Revisions that amend the draft of some provisions, to (i) simplify the texts, (ii) eliminate or reduce multiple interpretations, or (iii) adapt them to the language used in the law and jurisprudence recently issued in Colombia.

Specifically, the principal proposed revisions to the bylaws are the following:

(a)	Reformulation and consolidation of activities corresponding to Ecopetrol’s corporate purpose. The current version of the bylaws contains very similar articles: Article 4, which describes Ecopetrol’s corporate purpose, and Article 5, which describes the actions it may take in furtherance of this purpose. The proposed revision seeks to consolidate these two articles and unify the activities comprising Ecopetrol’s corporate purpose.

(b)	Amendment of the terms of office for members of the Board of Directors. Consistent with OECD recommendations and in accordance with best corporate governance practices, this amendment affords greater stability and continuity to the company’s management.
(c)	Amendment of the term of office for Tax Auditor. In this case, we propose increasing the term from one to two years, consistent with the stability and continuity sought in the management and control exercised by corporate entities.
(d)	A transparency clause is introduced, in which Ecopetrol, the companies of its group, its directors, workers and beneficiaries expressly adopt a zero-tolerance policy against fraud, conflicts of interest, bribery, corruption of any kind, money laundering and the financing of terrorism, clearly rejecting any conduct that might constitute a violation of the Political Constitution of Colombia and the law.
(e)	Two important positions are introduced into the Company’s operations: the Legal Representative for Judicial and Extra-Judicial Affairs, and the Legal Representative for the Procurement of Goods and Services.

The complete text of the proposed revisions of the bylaws will be made available to shareholders at the start of the right-of-inspection period, as set forth in Article 447 of the Colombian Commercial Code.

Bogotá D.C., February 22, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Capital Markets Manager

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co